Exhibit 99.3

FORM OF LETTER TO NOMINEE HOLDERS

PRESURANCE HOLDINGS, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights

Distributed to Shareholders

of Presurance Holdings, Inc.

[•], 2026

To Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering by Presurance Holdings, Inc. (“we,” “us,” “our,” or the “Company”) of shares of common stock, pursuant to non-transferable subscription rights distributed to all shareholders of record of shares of our common stock, no par value, at 5:00 p.m., New York City time, on February 6, 2026 (the “Record Date”). The subscription rights and common stock are described in the prospectus (the “Prospectus”) which forms a part of the Registration Statement on Form S-1, first filed with the Securities and Exchange Commission on January 14, 2026, as amended or supplemented from time to time.

In the rights offering, we are offering an aggregate of 14,000,000 shares of common stock, as described in the Prospectus.

The subscription rights will expire if not exercised prior to 5:00 p.m., New York City time, on February 24, 2026, unless extended (the “Expiration Time”).

As described in the Prospectus, each beneficial owner of shares of common stock registered in your name or the name of your nominee is entitled to one subscription right for each share of common stock owned by such beneficial owner at 5:00 p.m., New York City time, on the Record Date. Each subscription right will allow the holder thereof to subscribe for 1.145 shares of common stock at the cash price of $1.00 per full share (the “subscription price”). For example, if a shareholder owned 100 shares of common stock as of 5:00 p.m., New York City time, on the Record Date, it would receive 100 subscription rights and would have the right to purchase 114.5 shares of common stock (rounded down to the nearest whole share, with the total subscription payment being adjusted accordingly, as discussed below) at the subscription price.

Fractional shares of common stock resulting from the exercise of the subscription rights will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

The subscription rights will be evidenced by a Subscription Rights Certificate registered in the shareholder’s name or its nominee and will cease to have any value at the Expiration Time.

We are asking persons who hold shares of common stock beneficially and who have received the subscription rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of common stock directly and prefer to have such institutions effect transactions relating to the subscription rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who wish to obtain a separate Subscription Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Subscription Rights Certificate be issued.

We are not charging any fee or sales commission to issue subscription rights to our shareholders or to issue shares to our shareholders if they exercise their subscription rights. If a shareholder exercises its subscription rights through the record holder of its shares, the shareholder is responsible for paying any fees its record holder may charge such shareholder.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Instructions as to Use of Presurance Holdings, Inc. Subscription Rights Certificates;

3.	A form of letter which may be sent to your clients for whose accounts you hold shares of our common stock registered in your name or the name of your nominee;

4.	Beneficial Owner Election;

5.	Nominee Holder Certification; and

6.	A return envelope addressed to Broadridge Corporate Issuer Solutions, LLC, the subscription agent.

Your prompt action is requested. To exercise the subscription rights, as indicated in the Prospectus, you should deliver to the subscription agent the properly completed and signed Subscription Rights Certificate with payment of the subscription price in full for each share of common stock subscribed for pursuant to your subscription rights. The subscription agent must receive the Subscription Rights Certificate with payment of the subscription price prior to the Expiration Time. Once a subscription rights holder has exercised its subscription rights, such exercise may not be revoked, even if the subscription rights holder later learns information that it considers to be unfavorable to the exercise of its subscription rights and even if the rights offering is extended by our board of directors. However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms set forth in the Prospectus, a subscription rights holder may cancel its subscription and receive a refund of any money it may have advanced.

Additional copies of the enclosed materials may be obtained from the subscription agent by calling (883) 793-5068 (toll free) or emailing shareholder@broadridge.com. Any questions or requests for assistance concerning the rights offering should be directed to the subscription agent.

Very truly yours,

Presurance Holdings, Inc.

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